UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ/ME n° 50.746.577/0001-15

NIRE 35.300.177.045

Publicly-Held Company

MATERIAL FACT

Cosan S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with the provisions of CVM Resolution No. 44/21, hereby informs shareholders and the market in general of the termination of the Market Maker Service Provision Agreement entered into with CREDIT SUISSE (BRASIL) S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS (“CS Corretora”), with headquarters at Rua Leopoldo Couto de Magalhães Jr., 700 – 10th floor, City of São Paulo, SP, registered with the CNPJ/MF under no. 42.584.318/0001-07. The mentioned agreement began on May 30, 2017 and ended on December 13, 2023.

The Company also announces that it hired BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., with headquarters at Av. Brigadeiro Faria Lima, no. 3477, 14th floor, part, City of São Paulo, SP, registered with the CNPJ/MF under no. 43.815.158/0001- 22 (“BTG Pactual CTVM”), to exercise the role of market maker for its 1,176,012,836 outstanding common shares (CSAN3) within the scope of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), as defined on CVM Resolution No. 77/22 and basis of November 30, 2023, with the aim of promoting the liquidity of shares issued by the Company, observing the best market trading practices.

The term of the contract is 1 (one) year, automatically extendable for equal periods if there is no statement from either party to the contrary. BTG Pactual CTVM services will begin from this date, December 14, 2023.

The Company informs that it has not entered into any contract regulating the exercise of voting rights or the acquisition or sale of securities issued by it with BTG Pactual CTVM.

São Paulo, December 14, 2023

Ricardo Lewin

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer